Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2012 and 2011

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of LiveReel Media Corporation.

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation., which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of operations and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended June 30, 2012 and June 30, 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2012, June 30, 2011 and July 1, 2010, and its financial performance and its cash flows for the years ended June 30, 2011 and June 30, 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the company incurred a net loss of $161,139 during the year ended June 30, 2012 and of that date had an accumulated deficit of $8,454,342.  These conditions along with other matters as set forth in Note 1 indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario	Chartered Accountants
October 26, 2012	Licensed Public Accountants

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		June 30,	June 30,	July 1,
	Note	2012	2011	2010
			(Note 2)	(Note 2)
Assets
Current Assets
Cash		$13,771	$8,596	$144,006
Other assets	6	23,446	68,560	39,323
Total Assets		37,217	77,156	183,329
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	$147,105	$142,000	$57,681
Convertible notes payable	8	98,303	-	-
Total Liabilities		245,408	142,000	57,681
Shareholders' Equity (Deficiency)
Capital stock	9	7,880,660	7,880,660	6,728,846
Contributed surplus		347,699	347,699	293,370
Equity component of debt	8	17,792	-	-
Warrants reserve	10	-	-	1,146,081
Accumulated deficit		(8,454,342)	(8,293,203)	(8,042,649)
Total Shareholders' Equity (Deficiency)		(208,191)	(64,844)	125,648
Total Liabilities and Shareholders' Equity		$37,217	$77,156	$183,329

Going Concern (Note 1)
Related Party Transactions (Note 13)
Commitments and contingencies (Note14)
Subsequent event (Note 16)

Approved by the Board  ”/s/ Jason Meretsky”  Director    ”/s/ Janice Barone” Director
                                               (signed)                                    (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		For the Years Ended June 30,
	Note	2012	2011
			(Note 2)
Revenue
Interest income		$-	$-
		$-	$-
Expenses

Professional fees	13	56,395	40,410
Consulting	13	52,500	165,000
Shareholders information		18,652	20,428
Office and general		16,325	15,786
Accretion on debt		16,095	-
Bank charges and interest		860	710
Foreign exchange loss		312	8,220
		161,139	250,554

Net loss and comprehensive loss		$(161,139)	$(250,554)

Net loss per share -
basic and diluted	11	$(0.01)	$(0.01)

Weighted average number of
shares outstanding		23,521,744	21,227,300

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the Years Ended June 30,
	2012	2011
		(Note 2)
Cash flows from operating activities
Net loss for the year	$(161,139)	$(250,554)

Adjustment for non-cash items:
Accretion on convertible note payable	16,095	-
Changes in working capital items:
Other assets	45,114	(29,237)
Accounts payable and accrued liabilities	5,105	84,319
	(94,825)	(195,472)
Cash flows from financing activities
Note payable	100,000	-
Exercise of warrants	-	60,062
Proceeds from shares issued to
exercise stock options	-	-
	100,000	60,062
Increase (decrease) in cash	5,175	(135,410)
Cash, beginning of year	8,596	144,006
Cash, end of year	$13,771	$8,596

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

For the Years Ended June 30, 2012, 2011 and 2010

	Number of Shares	Share Capital	Warrants Reserve	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders' Equity (Deficiency)

Balance July 1, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$-	$(8,042,649)	$125,648
Net loss for the year	-	$-	$-	$-	$-	$(250,554)	$(250,554)
Value of warrants exercised	-	$1,091,752	$(1,091,752)	$-	$-	$-	$-
Shares issued on exercise of warrants	5,900,000	$60,062	$-	$-	$-	$-	$60,062
Value of warrants expired	-	$-	$(54,329)	$54,329	$-	$-	$-
Balance June 30, 2011	23,521,744	$7,880,660	$-	$347,699	$-	$(8,293,203)	$(64,844)
Equity component of debt issued	-	$-	$-	$-	$17,792	$-	$17,792
Net loss for the year	-	$-	$-	$-	$-	$(161,139)	$(161,139)
Balance June 30, 2012	23,521,744	$7,880,660	$-	$347,699	$17,792	$(8,454,342)	$(208,191)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

1.   NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.  The Company’s registered office is 2300 Yonge Street, Suite 1710, P.O. Box 2408, Toronto, Ontario, M4P 1E4.

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures. To this point, all operational activities and the overhead costs have been funded from the available cash and by equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $161,139 during the year, has a working capital deficit of approximately $208,000 and an accumulated deficit of approximately $8.45 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company has facilitated funding for its fiscal year through the issuance of short-term debt (see Note 8) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.    SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These consolidated financial statements are the Company’s first financial statements prepared in accordance with IFRS, with July 1, 2010 being the date of transition to IFRS.

The consolidated financial statements were approved by the Company’s board of Directors and authorized for issue on October 26, 2012.

As there were no adjustments to the financial statements on the Company’s transition to IFRS, no transition table has been prepared by the Company.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

A summary of the impact of IFRS on the Company’s financial statements is as follows:

Shareholders' Equity (Deficiency)	June 30,	July 1,
	2011	2010
As previously reported under GAAP	$(64,844)	$125,648
IFRS Adjustments	-	-
As reported under IFRS	$(64,844)	$125,648

Net Loss	June 30,
2011
As previously reported under GAAP	$(250,554)
IFRS Adjustments	-
As reported under IFRS	$(250,554)

No optional IFRS first time adoption elections were applied upon conversion.

(b) Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical Cost is based on the fair value of the consideration given in exchange for assets.

(c) Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d) Functional and Presentation Currency

These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e) Financial instrument

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Financial instruments (continued)

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Note payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(f)  Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)  Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011
2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)  Income taxes (continued)

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h)  Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments.

(i)  Recent accounting policies

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended June 30, 2012, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2015 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. Under IFRS 10, control is the only basis for consolidation. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios. IFRS 10 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company does not believe there will be any impact from this standard.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of the arrangement rather than its legal form. The standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, entities no longer have a choice to proportionately consolidate or equity account for interests in joint ventures. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 Investment in Associates and Joint Ventures and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 19 Employee Benefits

In June 2011, the IASB amended IAS 19 Employee Benefits. The amendments contain significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in OCI. Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. Enhanced disclosures will provide information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans.The amended standard is effective for annual periods beginning on or after January 1, 2013.

IAS 27 Separate Financial Statements

In May 2011, the IASB amended IAS 27 Separate Financial Statements. The amendment removes the requirements for consolidated statements from IAS 27, which has been included in IFRS 10, and mandates that when a company prepares separate financial statements, investment in subsidiaries, associates and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 (or IAS 39 if IFRS 9 is not yet effective). In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2013.

IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28 Investments in Associates and Joint Ventures. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the remeasurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for annual periods beginning on or after January 1, 2013.

3.   CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

4.   FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the year ended June 30, 2012.

The Company’s financial instruments consisting of cash, other assets, accounts payable and other accrued liabilities, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

As at June 30, 2012, the Company had a working capital deficit of $ 208,191.  The largest debt holders are related parties so the Company believes it has adequate funds to meet its on going obligations at this time.

The Company has exposure to Liquidity risk.

a)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

5.   CATEGORIES OF FINANCIAL INSTRUMENTS

	June 30,	June 30,	July 1,
	2012	2011	2010
Financial assets:
FVTPL
Cash	$13,771	$8,596	$144,006
Other assets	23,446	68,560	39,323
Total	$37,217	$77,156	$183,329

Financial liabilities:
Other financial liabilities
Accounts payable and
accrued liabilities	$147,105	$142,000	$57,681
Convertible notes payable	98,303	-	-
Total	$245,408	$142,000	$57,681

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

6.   OTHER ASSETS

	June 30,	June 30,	July 1,
	2012	2011	2010
Taxes recoverable	$13,207	$53,359	$24,831

Deposits and prepayments	10,239	15,201	14,492
	$23,446	$68,560	$39,323

Deposits and prepayments include an extension of the Company’s director’s and officer’s insurance policy entered into May 2012, which extended the coverage to June 2013.  The costs of the policy are expensed on a straight line basis over the life of the policy.

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

		June 30,	June 30,	July 1,
		2012	2011	2010
Accounts payable		$77,565	$85,310	$5,141
Accrued liabilities		37,000	24,150	20,000
Production advances	(a)	32,540	32,540	32,540
		$147,105	$142,000	$57,681

(a)
Production advances were received from two production companies towards script and screen play development. The advances are unsecured and will be repaid by the Company when funds become available to do so. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 of the $32,540 balance in 2006.

8.   CONVERTIBLE NOTES PAYABLE

On July 21, 2011 the Company entered into two unsecured loan agreements. The first with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and the second with a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The loans are unsecured, bear interest at 10% per annum, have a term of twelve months maturing on July 31, 2012, and are convertible at the option of the holder into common shares of the company at $0.10 per share.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

8.   CONVERTIBLE NOTES PAYABLE (continued)

As a result of the conversion feature of the notes, the proceeds received have been allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible notes had initially been recorded on the balance sheet as a debt of $43,510 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and is being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $6,490 between the face amount of the notes and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the amount of $50,000.  The loan is secured against the assets of the Company, has a term to maturity of the earlier of eighteen months or upon the sale or change of control of the Company, bears interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.

As a result of the conversion feature of the note, the proceeds received have been allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible note has initially been recorded on the balance sheet as a debt of $38,698 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and is being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $11,302 between the face amount of the note and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

Liability
Component
Liability component as at July 1, 2010 and June 30, 2011	$-
Fair value of all debt components on recognition	82,208
Increase and accretion to fair value	16,095
Liability component as at June 30, 2012	$98,303

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

9.   CAPITAL STOCK

a)  Authorized:  Unlimited number of common shares

b)  Issued:

	June 30, 2012		June 30, 2011
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	17,621,744	$6,728,846
Shares issued upon
exercise of warrants		-	5,900,000	60,062
Value of warrants exercised		-	-	1,091,752

End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair values of the warrants exercised were reclassified to Capital Stock as a result of the November 2010 transactions.
10.   WARRANTS RESERVE

	As at June 30,		As at June 30,
	2012		2011
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year	-	$-	6,193,600	$1,146,081
Value of Warrants excercised			(5,900,000)	(1,091,752)
Value of Warrants expired			(293,600)	(54,329)
Balance end of year	-	-	-	-

(a)
On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062. In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair value of the expired warrants were reclassified to Contributed Surplus.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

11.   LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2012, which were 23,521,744 shares (2011 – 21,227,300; 2010 – 14,696,744).

12.   INCOME TAXES

The effective tax rate of Nil (2011 – Nil; 2010 - Nil) for income taxes varies from the statutory income tax rate of approximately 28.25% (2011 – 28.5%; 2010 - 31%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2012	2011	2010
Amounts related to tax loss and credit carry forwards	$922,000	$883,000	$874,000

Net future tax assets	922,000	883,000	874,000
Less: Valuation allowance	(922,000)	(883,000)	(874,000)
	$-	$-	$-

The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

Income tax recovery at statutory income tax rate	$(45,522)	$(70,782)	$(72,083)
Tax effect of:
Permanent differences and other	2,360	-	(8,645)
Change in valuation allowance	43,162	70,782	80,728
Income Tax Recovery	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

12.    INCOME TAXES (continued)

The Company has carry forward tax losses of approximately $3.7 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2015	204,000
2016	503,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
2032	153,000
$ 3,686,000

13.   RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the year ended June 30, 2012 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)	Consulting fees include $30,000 (2011 - $30,000; 2010 - $7,500) of fees earned by the Chief Executive Officer for various consulting services rendered during the year.
b)	Consulting fees also include $22,500 (2011 - $15,000; 2010 - $55,000) paid to the Chief Financial Officer for services rendered during the year.
c)
In the year ended June 30, 2011, the Company recorded $120,000 (2010 - $30,000) of fees earned by the largest shareholder for various consulting services.  No such were fees were incurred during the year ended June 30, 2012.

d)	Legal fees in 2012 include $15,754 (2011 - $17,594; 2010 - nil) paid to a law firm affiliated with the Chief Executive Officer for legal services provided during the year.
e)
On July 21, 2011, the Company received funding from its largest shareholder, Mad Hatter Investments Inc. and a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter) in the form of convertible notes as further described in Note 8 above.

f)
On November 15, 2011, the Company received funding from Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the form of a convertible note as further described in Note 8 above.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2012 and 2011

14.   COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

15.   SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

16.   SUBSEQUENT EVENT

Subsequent to the fiscal year end, on September 17, 2012, the Company entered into unsecured loan agreement with the Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000. The loan has a term of twelve months maturing September 17, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.

Subsequent to the fiscal year end, the option and put option granted as per Note 14 b) expired unexercised.